SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between May 1, 2007 and May 31, 2007 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	(X) Board of Directors		( ) Executive Officers	( ) Fiscal Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)				20	Under 0.01%	Under 0.01%
Shares	Preferred				1,857,705	1.96%	0.92%
Rights	Rights to Subscribe GOLL4 Shares				80,665	0.09%	0.04%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics			Quantity		% of participation
						Same Class and Type	Total
Shares	Common (convertible in preferred shares)			20		Under 0.01%	Under 0.01%
Shares	Preferred			1,857,705		1.96%	0.92%

* With regard to the final balance, for the participation percentage, we considered the total number of the Company’s shares comprising the shares subscribed by Fundo Asas, as informed, in the capital increase deliberated on April 9 and 10, 2007.

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between May 1, 2007 and May 31, 2007 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		(X ) Executive Officers	( ) Fiscal Committee		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Preferred				814,312	0.86%	0.40%
Rights	Rights to Subscribe GOLL4 Shares				34,058	0.04%	0.02%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Rights	Rights to Subscribe GOLL4 Shares	LINK S/A C.C.T.V.M.	Sell	05/04/2007	600	R$2.32	R$1,392.00
Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Preferred				814,312	0.86%	0.40%

* With regard to the final balance, for the participation percentage, we considered the total number of the Company’s shares comprising the shares subscribed by Fundo Asas, as informed, in the capital increase deliberated on April 9 and 10, 2007.

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between May 1, 2007 and May 31, 2007 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		( ) Executive Officers	( ) Fiscal Committee		(X ) Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				107,590,772	100.00%	53.19%
Shares	Preferred				31,715,638	33.50%	15.68%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Santander CTVM	Buy	05/18/07	59,100	R$57.7600	R$3,413,620.00
Shares	Preferred	Santander CTVM	Buy	05/21/07	191,100	R$59.1373	R$11,301,153.00
Shares	Preferred	Santander CTVM	Buy	05/22/07	111,700	R$59.9504	R$6,696,467.00
Shares	Preferred	Santander CTVM	Buy	05/23/07	99,400	R$60.3308	R$5,996,891.00
Shares	Preferred	Santander CTVM	Buy	05/24/07	100,400	R$59.7667	R$6,000,581.00
Shares	Preferred	Santander CTVM	Buy	05/25/07	65,900	R$60.7627	R$4,004,265.00
Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Common				107,590,772	100.00%	53.19%
Shares	Preferred				32,343,238	34.16%	15.99%

* With regard to the final balance, for the participation percentage, we considered the total number of the Company’s shares comprising the shares subscribed by Fundo Asas, as informed, in the capital increase deliberated on April 9 and 10, 2007.
** Average price of shares bought on date

CONSOLIDATED FORM
Management and Related Person’s Negotiation of Securities Issued by the Company - Article 11 - CVM
Instruction # 358/2002

Between May 1, 2007 and May 31, 2007 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: GOL LINHAS AÉREAS INTELIGENTES S.A.
Company and Related Persons	( ) Board of Directors		( ) Executive Officers	(X) Fiscal Committee		( ) Shareholders
Initial Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Preferred				1	Under 0.01%	Under 0.01%
Rights	Rights to Subscribe GOLL4 Shares				0	Under 0.01%	Under 0.01%
Transactions in the referred month – specify each buy or sell operation closed in the month (day, quantity, price and volume)
Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

Final Balance
Securities / Derivatives	Securities Characteristics				Quantity	% of participation
						Same Class and Type	Total
Shares	Preferred				1	Under 0.01%	Under 0.01%
Shares	Rights to Subscribe GOLL4 Shares				0	Under 0.01%	Under 0.01%

* With regard to the final balance, for the participation percentage, we considered the total number of the Company’s shares comprising the shares subscribed by Fundo Asas, as informed, in the capital increase deliberated on April 9 and 10, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.